

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

October 31, 2008

Mr. Gregory A. Wing
Vice President and Chief Financial Officer
Stillwater Mining Company
1321 Discovery Drive
Billings, Montana 59102

> **Re:** **Stillwater Mining Company**
> **Form 10-K for Fiscal Year Ended December 31, 2007**
> **Filed February 26, 2008**
> **File No. 001-13053**

Dear Mr. Wing:

We have reviewed your filing and have the following comments. We have limited our review of your filing to those issues we have addressed in our comments. Please provide a written response to our comments. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1.   Please confirm that all material contracts have been filed with your 10-K for the fiscal year ended December 31, 2007. For example, it does not appear that the long-term catalyst sourcing agreements referenced on page 6 of your 10-K have been filed.

Form 10-K for the Fiscal Year Ended December 31, 2007

Business, Risk Factors and Properties, Page 20 – 21

Note 11 – Credit Facility, page 94

2.   On page 20 you state that the credit agreement includes a provision that
        "…requires as prepayments 50% of the Company's annual excess cash flow (as
        defined in the credit agreement), plus any proceeds from asset sales and the
        issuance of debt or equity securities…." Further disclosure on page 21 and at
        Note 11 indicate that these "prepayments" are not included in the determination
        of the current portion of long-term debt. Tell us whether any amounts were due
        to be paid under this provision during 2008, based on your 2007 results; and if so,
        how your approach is consistent with the guidance in Chapter 3, Section A,
        paragraph 8 of ARB 43, if that is your view.

Note 3 – Sales, page 83

3.   We note that you report by-product sales of copper, nickel, gold, silver and
        rhodium as a reduction to cost of metals sold, and that such sales totaled $53.8M,
        or 19%, of mine production revenues in 2007. Given the significance of these
        transactions, please explain why you believe revenues and associated costs of
        these by-products would not need to be presented separately under Rule 5-
        03(b)(1) and (2) of Regulation S-X.

Item 9A. Controls and Procedures, page 101

4.   Your disclosure at Item 9A(b) should discuss any change in internal control over
        financial reporting, rather than internal control generally, and address those
        changes that occurred during the last fiscal quarter, rather than subsequent to your
        evaluation, also providing the assertion relative to changes that have materially
        affected or are reasonably likely to materially affect your internal control over
        financial reporting. Please submit the disclosures that you believe would be
        appropriate and necessary to comply with Item 308(c) of Regulation S-K as of
        December 31, 2007.

        In future filings, if you choose to provide a definition of disclosure controls and
        procedures, please include a complete definition.

Certifications, exhibits 31.1 and 31.2

5.   We note, in both certifications, the language, "(the registrant's fourth fiscal
        quarter in the case of an annual report)" and "(or persons performing the
        equivalent functions)" were deleted; the citation to Exchange Act Rule 15d-15(f)
        was changed to "15(d)-15(f);" the word "registrant" was replaced with the word
        "company" throughout both certifications; and twice in each certification, the
        word "control" was replaced with the word "controls." In future filings, please
        ensure that the certifications conform to the exact language of Item 601(b)(31) of
        Regulation S-K.

Definitive Proxy Statement on Form Schedule 14A

Compensation Discussion and Analysis, page 13

Pay Elements - Details, page 16

6.   Please disclose the specific performance target levels for each measure used in
        determining short term incentive compensation and long-term incentive
        compensation. If you believe that the disclosure of the information would result
        in competitive harm, please provide us with a detailed analysis supporting your
        position.

Closing Comments

        Please respond to these comments within 10 business days or tell us when you
will provide us with a response. Please furnish a letter that keys your responses to our
comments and provides any requested information. Detailed letters greatly facilitate our
review. Please understand that we may have additional comments after reviewing your
responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filing to be certain that the filing includes all information required under
the Securities Exchange Act of 1934 and that they have provided all information
investors require for an informed investment decision. Since the company and its
management are in possession of all facts relating to a company's disclosure, they are
responsible for the accuracy and adequacy of the disclosures they have made.

        In connection with responding to our comments, please provide, in writing, a
statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the
     filing;

·   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

·   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Craig Arakawa at (202) 551-3650, if you have questions regarding comments on the financial statements and related matters. Please contact Doug Brown at (202) 551-3265 or me at (202) 551-3686 with any other questions.

Sincerely,

Karl Hiller
Branch Chief